Cypherpunk Holdings Appoints Ungad Chadda to Board of Directors

TORONTO, ONTARIO, September 10, 2024 ‐ Cypherpunk Holdings Inc. (CSE: HODL, OTC: CYFRF) (the "Company"), a Canadian-based company dedicated to investing in companies, technologies, and protocols within the blockchain ecosystem, today announced the appointment of Ungad Chadda as an additional independent director, joining the Company's Board of Directors effective immediately.

Mr. Chadda is a seasoned capital markets regulator and financial services executive, having held various senior positions at TMX Group Limited, the parent company of the Toronto Stock Exchange. During Mr. Chadda's tenure of over 21 years at TMX Group, he held progressively senior roles, including Director of Listings, TSX Venture Exchange; Chief Operating Officer, TSX Venture Exchange; Vice President, Business Development, Toronto Stock Exchange and TSX Venture Exchange; President, Toronto Stock Exchange; CFO of TSX Trust (formerly Equity Transfer and Trust) an OSFI regulated entity; and SVP, Head of Enterprise Corporate Strategy and External Affairs, TMX Group. Currently, Mr. Chadda serves as the CEO and Director of Urban Infrastructure Group Inc., a TSX Venture Exchange-listed company in the construction industry.

Mr. Chadda holds an Honours Bachelor of Commerce from McMaster University, obtained his Chartered Accountancy designation with Ernst & Young LLP in 1996, and completed the Director Education Course at the Rotman School of Management in 2019 as valedictorian.

Leah Wald, CEO of the Company, commented: "We are pleased to welcome Ungad Chadda to our Board of Directors. His addition complements the existing skills of our Board, and we are confident that his regulatory and leadership experience working in the capital markets will help lead the Company forward in executing new and creative strategies in the blockchain and digital asset sectors. Ungad's appointment reinforces our commitment to enhancing our governance and ensuring that the Company remains at the forefront of the digital asset ecosystem."

About Cypherpunk Holdings Inc.

The Company is dedicated to investing in companies, cryptocurrencies, technologies, and protocols within the blockchain ecosystem. With a strategic focus on cryptocurrency and blockchain innovation, the Company leverages its extensive industry expertise to identify and support high-potential opportunities in the digital asset space.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information, and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements made in this news release include, but are not limited to, statements regarding the appointment of a new director to the Company's Board of Directors and associated benefits, and the Company's plans to execute its strategies and goals. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@cypherpunkholdings.com
Tel: 416-480-2488

SOURCE: Cypherpunk Holdings Inc.

Media contact: cypherpunk@mgroupsc.com